Exhibit 99.1

RBC NAMES JENNIFER TORY AS GROUP HEAD,

PERSONAL & COMMERCIAL BANKING

TORONTO, February 25, 2014 — Royal Bank of Canada (RY on TSX and NYSE) announced today that Jennifer Tory has been appointed Group Head, Personal & Commercial Banking. Ms. Tory will take over in April 2014 from Dave McKay, who, as previously announced will become President of RBC on February 26, 2014 and then President and CEO on August 1, 2014.

In this role, Ms. Tory will be responsible for the strategy and performance of the Personal & Commercial Banking segment which comprises RBC’s personal banking operations and certain retail investment businesses in Canada, the Caribbean and the U.S., as well as RBC’s commercial banking operations in Canada and the Caribbean. She will report to Mr. McKay and will become a member of RBC’s Group Executive, which is responsible for setting the overall strategic direction of the bank.

“Jennifer’s depth of experience in Retail and Commercial banking ideally positions her to take on leadership of approximately 35,000 employees who are committed to serving the needs of our clients. I am delighted that she will be joining our Group Executive team and I know that we will all benefit from her knowledge, ideas and strong client focus,” said Gord Nixon, President and Chief Executive Officer.

“I’ve worked with Jennifer for many years. She is an outstanding leader with a track record of strong performance throughout her career. Her experience in setting business strategies coupled with her execution capabilities will serve her well as she builds on the strength and momentum of Personal & Commercial Banking. Her passion for employees, clients, and community set her apart,” noted Mr. McKay.

“I am honoured to have been asked to lead Personal & Commercial Banking. I am very excited about this opportunity and look forward to leading an exceptional management team and employees dedicated to bringing the best of RBC to our clients,” said Ms. Tory, currently Regional President, Canadian Banking, Greater Toronto Region.

Ms. Tory has been with RBC for over 35 years, holding progressively senior roles including sales leadership, strategy, operations and human resources. She is an experienced change leader who has led transformational initiatives in multiple areas of Canadian Banking, improving the client and employee experience while delivering efficiencies. In addition, she is active in the community through volunteer roles with Sunnybrook Hospital Foundation, the Toronto International Film Festival, the Canadian Olympic Foundation and Free the Children, and until recently the Toronto Region Board of Trade.

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About RBC

Royal Bank of Canada (RY on TSX and NYSE) is Canada’s largest bank and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 44 other countries. For more information, please visit rbc.com.

For more information:

Investor contact:

Karen McCarthy, Director, Investor Relations, 416-955-7809

Media contact:

Wojtek Dabrowski, Director, P&CB Communications, 416-974-3718